Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

                                                                      December 9, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Pharma Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 26, 2014
SEC File No. 333-199558

Dear Mr. Mancuso:

On behalf of CB Pharma Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 8, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tim Buchmiller.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.	We note your response to prior comment 8. Your disclosure on pages 1 and 9 of your prospectus appears to indicate that all shares would be included in the denominator when dividing the trust into a pro rata amount, but your disclosure on pages 10 and 46 appears to indicate that only public shares would be included in the denominator. Please clearly and consistently disclose throughout your prospectus the number of shares by which the amount in the trust will be divided for the pro rata calculations..

Securities and Exchange Commission

December 9, 2014

We have revised the disclosure on pages 1 and 9 of the Registration Statement (and elsewhere as appropriate) to clarify that only shares held by public shareholders would be included in the denominator of the above-referenced calculation as requested.

The Offering, page 5

2.	We note your response to prior comment 3. The contingency in paragraph 4.2.7 of exhibit 1.1 appears to create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, please note that the inclusion of an overallotment option is inconsistent with a contingency offering. Please advise or revise as appropriate.

Based on discussions with the Staff, we have revised Exhibit 1.1 to remove the contingency contained in paragraph 4.2.7 and re-filed such exhibit with Amendment No. 4. We therefore respectfully believe that this comment is no longer applicable.

Securities and Exchange Commission

December 9, 2014

Automatic Liquidation, page 47

3.	Your response to prior comment 9 indicates you have revised the agreement filed as exhibit 1.1 to include a waiver on behalf of the underwriters; however, it does not appear that the agreement you filed contains that revision. Also, it is unclear how you addressed the part of the comment that applies to the indemnification of Graubard Miller per exhibits 10.7 and 10.8. Please advise.

With respect to the first part of the Staff’s comment, the above-referenced change was mistakenly omitted from the filing. We have included such waiver in Section 7.2.2 of Exhibit 1.1 and re-filed such exhibit with Amendment No. 4.

With respect to the second part of the Staff’s comment, we have revised Exhibits 10.7 and 10.8 to include a waiver by Graubard Miller and re-filed such exhibits with Amendment No. 4 as requested.

We therefore respectfully believe that this comment is no longer applicable.

Redeemable Warrants, page 66

4.	From response 13 in your letter to us dated November 26, 2014 and response 15 in your letter to us dated November 12, 2014, it appears that the warrant agent would be prohibited from effecting exercise only if the warrant is held in the name of the holder that elected to be subject to the ownership limitation; therefore, the warrant holder could acquire indirect beneficial ownership of the underlying shares despite the ownership limitation simply by transferring the warrant into the name of an affiliate. If the beneficial ownership limitation could be avoided by such a transfer, it continues to appear that the limitation clause in the warrant agreement may not have any effect on the holder’s beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

We wish to advise the Staff that the above-referenced provision is meant to prohibit the warrant agent from effecting exercises of both a warrant holder and its affiliates if such holder has elected to be subject to the ownership limitation. We have revised the disclosure on page 68 of the Registration Statement and Section 3.3.5 of Exhibit 4.6 to clarify the foregoing and re-filed such exhibit with Amendment No. 4.

Exhibit 5.1 – Opinion of Maples and Calder

5.	We note your response to prior comment 26. If counsel relied on the director’s certificate only for questions of fact, please file a revised opinion to clarify.

The legal opinion has been revised as requested and re-filed with Amendment No. 4.

Securities and Exchange Commission

December 9, 2014

6.	Please expand your response to prior comment 27 to clarify why the assumption in clause 2.10 is necessary and appropriate. It remains unclear whether counsel is assuming away the relevant issue or a material fact underlying its opinion.

One of the requirements for a Cayman law governed contract to be enforceable is consideration. Accordingly, the first part of the assumption of clause 2.10 is required to demonstrate the factual point that the Company will receive consideration for the issuance of the Ordinary Shares and therefore to make the contract enforceable. Another requirement for a Cayman law governed contract to be enforceable is that the shares not be issued for less than their par value. Therefore, the second part of the assumption of clause 2.10 is required to demonstrate the factual point that the Company has not sold the shares for less than their par value. As the receipt of this consideration by the Company is a question of fact and not a question of law, Maples and Calder respectfully believes that the assumptions contained in clause 2.10 are appropriate. The legal opinion has therefore not been revised in response to this comment.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Lindsay A. Rosenwald, M.D.